STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The Name of the limited liability company is:

SHaD Momentum, LLC

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2. The Registered Office of the limited liability company in the State of Delaware is located at:

1209 Orange Street, Wilmington DE 19801

The name of the Registered Agent at such address upon whom process against this limited liability company may be served is:

National Registered Agents, Inc.

By Clemen Cunningham
Authorized Person

Name Clemen Cunningham
Print of Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:55 PM 11/14/2024
FILED 04:55 PM 11/14/2024
SR 20244217671 - File Number 10008309